Mail Stop 4561

April 2, 2008

Pamela J. Craig
Chief Financial Officer
Accenture LTD
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re: Accenture LTD**
> **Form 10-K for the Fiscal Year Ended August 31, 2007**
> **Filed October 23, 2007**
> **File No. 001-16565**

Dear Mrs. Craig:

We have reviewed your response letter dated February 21, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 1, 2008.

Form 10-K for the Fiscal Year Ended August 31, 2007

Risk Factors

Tax legislation and negative publicity related to Bermuda companies..., page 33

1. We reissue prior comment 4. While we note your response, your risk factor should specify the nature of the tax issue you have deemed a material risk. At a minimum, you should consider identifying by name the American Job Creation Act of 2004, the issue it raises of "corporate inversions" and the potential impact that applying such tax treatment could have on Accenture. The second paragraph

of the risk factor should also point out the connection between companies incorporated in Bermuda and the inversions you describe. As it stands, there is no apparent connection between the two paragraphs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

2. We note your response to comment 7, in which you state that it is difficult to quantify changes in volume and pricing in your business. Please note that Item 303(a)(3)(iii) of Regulation S-K requires that material changes in revenues be accompanied by a narrative discussion of the extent to which such increases are attributable to changes in prices or to increases in volume. Currently, your discussion of revenue growth in this section merely attributes overall revenue growth in particular operating groups to revenue growth in particular regions or industry groups within that operating group. You state in your response that your pricing practices do not lend themselves to an easy determination as to whether your revenue growth is strictly attributable to changes in prices or increases in volume. However, this does not obviate the need for management to address the sources of revenue growth in this section, by disclosing, for example, that management is unable to determine the extent to which recent revenue increases reflect increases in bookings or modifications to existing pricing structures. Disclosure of this kind should clearly explain why management is unable to make this determination and should also be consistent with any other public disclosures you may have made by way of, for example, quarterly earnings releases and analyst conference calls.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or David Orlic, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief